UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-38673

Arco Platform Ltd.

(Exact name of registrant as specified in its charter)

Rua Augusta 2840, 15th floor, suite 152

Consolação, São Paulo – SP

01412-100, Brazil
+55 (11) 3047-2655

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TABLE OF CONTENTS

EXHIBIT
99.1	Press Release dated July 26, 2023 – Arco Announces Closing of Debentures Issuance in Brazil by Companhia Brasileira de Educação e Sistemas de Ensino S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arco Platform Ltd.

By:	/s/ Ari de Sá Cavalcante Neto
	Name:	Ari de Sá Cavalcante Neto
	Title:	Chief Executive Officer

Date: July 26, 2023